UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number 001-39564

Mingzhu Logistics Holdings Limited

(Translation of registrant’s name into English)

27F, Yantian Modern Industry Service Center
No. 3018 Shayan Road, Yantian District
Shenzhen, Guangdong, China 518081

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

On March 3, 2023, the Board of Directors of Mingzhu Logistics Holdings Limited (the “Company”), in consultation with management and Audit Alliance LLP (“Audit Alliance”), the Company's independent registered public accounting firm, concluded that the Company’s previously issued (i) audited consolidated balance sheet included in the Company’s Form 20-F for the period ended December 31, 2021, initially filed with the SEC on May 11, 2022 and amended subsequently (the “Form 20-F”); and (ii) unaudited interim balance sheets included in the Company’s Form 6-K for the period ended June 30, 2022, filed with the SEC on December 28, 2022 (the “Form 6-K”), should no longer be relied upon due to errors in such financial statements, and therefore a restatement of these prior financial statements is required.

The Company completed its acquisition of Cheyi (BVI) Limited and Yinhua (BVI) Limited on December 29, 2021 and March 14, 2022, respectively (the “Acquisitions”). Previously, the Company used negotiated and agreed price of the Company’s ordinary shares, which is $4.00 per shares, for the recognition of the valuation of shares issued in the Acquisitions. The ASC 820-10-35-41 states that the fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets as the most reliable fair value measurement. To comply with ASC 820-10-35-41, the Company has determined that it should use the quoted trading price of the Company’s ordinary shares on the date of Acquisitions, which was $2.12 and $1.85 respectively, for the valuation of shares issued in the Acquisitions.

The impact of this restatement on the Company's audited consolidated balance sheet is an approximately $6.0 million decrease in goodwill and other payables and accrued liabilities for the period ended December 31, 2021. The impact of this restatement on the Company's unaudited consolidated balance sheet is an approximately $14.0 million decrease in goodwill and other payables and accrued liabilities for the period ended June 30, 2022.

The Company has restated its consolidated balance sheets for the period ended December 31, 2021 in the Form 20-F/A filed on March 3, 2023.

The restated unaudited interim consolidated balance sheets for the period ended June 30, 2022 are as follows:

MINGZHU LOGISTICS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of	As of
	June30,	December31,
	2022	2021
	USD	USD
	(Unaudited)
	(Restated)	(Restated)
ASSETS
CURRENT ASSETS
Cash	$3,710,346	$5,752,117
Accounts receivable, net	23,309,930	3,650,005
Prepayments	4,393,454	5,473,938
Other receivables	1,497,652	1,540,044
Loans receivable*	35,398,123	22,487,767
Amount due from related parties	126,159	705,280
Total current assets	68,435,664	39,609,151

NON-CURRENT ASSET
Property and equipment, net	10,126,671	12,224,582
Deferred tax assets	60,289	35,491
Deposits	9,683,305	10,327,872
Goodwill	20,213,748	14,157,570
Total non-current asset	40,084,013	36,745,515
Total assets	$108,519,677	$76,354,666

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank borrowings	$9,445,666	$7,579,324
Accounts payable	10,571,148	1,344,532
Other payables and accrued liabilities	14,306,921	13,273,804
Amount due to related parties	2,843,454	294,344
Tax payable	5,705,718	3,133,294
Current maturities of long-term bank borrowings	298,592	269,009
Current portion of capital lease and financing obligations	104,726	2,267,248
Current maturities of loans from other financial institutions	-	144,126
Total current liabilities	43,276,225	28,305,681

NON-CURRENT LIABILITIES
Long-term bank borrowings	-	179,339
Long-term portion of capital lease and financing obligations	525,516	200,712
Total non-current liabilities	525,516	380,051
Total liabilities	43,801,741	28,685,732

SHAREHOLDERS’ EQUITY
Ordinary shares: $0.001 par value, 50,000,000 shares authorized, 22,960,277 and 19,134,277 shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively**	22,960	19,134
Share subscription receivables	(847,086)	(847,086)
Additional paid-in capital	57,421,485	41,792,071
Statutory reserves	1,003,009	916,148
Retained earnings	7,487,265	5,929,043
Accumulated other comprehensive (loss) income	(369,697)	(140,376)
Total shareholders’ equity	64,717,936	47,668,934
Total liabilities and shareholders’ equity	$108,519,677	$76,354,666

*	Loans receivable mainly comprise of interest-free advances to third parties as a result of strategic business cooperation.

**	Giving retroactive effect to the re-denomination and nominal issuance of shares effected on February 12, 2020, and the surrender and cancellation of shares effected on May 21, 2020.

Forward-Looking Statements

The statements in this press release regarding the Company's future expectations, plans and prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements regarding plans, goals, objectives, strategies, future events, expected performance, assumptions and any other statements of fact that have not occurred. Any statements that contain the words “may”, “will”, “want”, “should”, “believe”, “expect”, “anticipate”, “estimate”, “calculate” or similar statements that are not factual in nature are to be considered forward-looking statements. Actual results may differ materially from historical results or from those expressed in these forward-looking statements as a result of a variety of factors. These factors include, but are not limited to, the Company's strategic objectives, the Company's future plans, market demand and user acceptance of the Company's products or services, technological advances, economic trends, the growth of the trucking services market in China, the Company's reputation and brand, the impact of industry competition and bidding, relevant policies and regulations, fluctuations in China's macroeconomic conditions, and the risks and assumptions disclosed in the Company's reports provided to the CSRC (China Security Regulatory Commission) For these and other related reasons, we advise investors not to place any reliance on these forward-looking statements, and we urge investors to review the Company's relevant SEC filings for additional factors that may affect the Company's future results of operations. The Company undertakes no obligation to publicly revise these forward-looking statements subsequent to the filing of these documents as a result of changes in particular events or circumstances.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINGZHU LOGISTICS HOLDINGS LIMITED

Date: March 7, 2023	By:	/s/ Jinlong Yang
		Name:	Jinlong Yang
		Title:	Chief Executive Officer

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